Exhibit 99.1

Leju Reports Third Quarter 2017 Results and Issues Notice of Annual General Meeting

BEIJING, November 28, 2017 — Leju Holdings Limited (“Leju” or the “Company”) (NYSE: LEJU), a leading online-to-offline (“O2O”) real estate services provider in China, today announced its unaudited financial results for the third quarter ended September 30, 2017.

Third Quarter 2017 Financial Highlights

•       Total revenues decreased by 48% year-on-year to $95.2 million.

•       Revenues from e-commerce services decreased by 57% year-on-year to $61.8 million.

•       Revenues from online advertising services decreased by 11% year-on-year to $30.0 million.

•       Revenues from listing services decreased by 42% year-on-year to $3.4 million.

•       Loss from operations was $29.3 million. Non-GAAP1 loss from operations was $24.9 million.

•       Net loss attributable to Leju shareholders was $23.1 million, or $0.17 loss per diluted American depositary share (“ADS”). Non-GAAP net loss attributable to Leju shareholders was $19.2 million, or $0.14 loss per diluted ADS.

First Nine Months 2017 Financial Highlights

•       Total revenues decreased by 44% year-on-year to $256.2 million.

•       Revenues from e-commerce services decreased by 53% year-on-year to $163.6 million.

•       Revenues from online advertising services decreased by 10% year-on-year to $80.5 million.

•       Revenues from listing services decreased by 28% year-on-year to $12.0 million.

•       Loss from operations was $158.6 million, including goodwill impairment charge of $41.2 million. Non-GAAP loss from operations was $104.1 million.

•       Net loss attributable to Leju shareholders was $138.6 million, including goodwill impairment charge of $41.2 million, or $1.02 loss per diluted American depositary share (“ADS”). Non-GAAP net loss attributable to Leju shareholders was $85.7 million, or $0.63 loss per diluted ADS.

“In the third quarter, market conditions didn’t show significant improvement in major cities where we operate,” said Mr. Geoffrey He, Leju’s Chief Executive Officer. “Despite reduced demand for marketing activities from developers, we were encouraged to see a sequential increase in our online advertising revenue as our big-data based suite of targeted advertising products gained popularity among our developer clients.”

“During this quarter, we continued to invest in product innovation, content optimization and expanded partnerships to enhance our media influence. We also improved and integrated our platforms to provide more streamlined services for our clients. Meanwhile, in the home furnishing market, we made further progress on our contractor platform, laying a solid foundation for future growth. Looking into the fourth quarter, we will continue our efforts to streamline Leju’s cost structure to better adapt to the unfavorable market conditions, which may persist in the near term.”

1  Leju uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to Leju shareholders, (4) net income (loss) attributable to Leju shareholders per basic ADS, and (5) net income (loss) attributable to Leju shareholders per diluted ADS, each of which excludes share-based compensation expense, amortization of intangible assets resulting from business acquisitions and goodwill impairment. See “About Non-GAAP Financial Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” below for more information about the non-GAAP financial measures included in this press release.

Third Quarter 2017 Results

Total revenues were $95.2 million, a decrease of 48% from $183.3 million for the same quarter of 2016 as a result of restrictions placed by local governments.

Revenues from e-commerce services were $61.8 million, a decrease of 57% from $143.8 million for the same quarter of 2016, primarily due to decreases in both the number of discount coupons redeemed and in the average price per discount coupon.

Revenues from online advertising services were $30.0 million, a decrease of 11% from $33.6 million for the same quarter of 2016, primarily due to a decrease in property developers’ online advertising demand.

Revenues from listing services were $3.4 million, a decrease of 42% from $5.9 million for the same quarter of 2016, primarily due to a decrease in secondary home sales.

Cost of revenues was $21.1 million, an increase of 39% from $15.2 million for the same quarter of 2016, primarily due to increased cost of advertising resources purchased, partially offset by decreased staffing cost of the editorial department as a result of headcount change.

Selling, general and administrative expenses were $103.5 million, a decrease of 27% from $142.8 million for the same quarter of 2016, primarily due to decreased marketing expenses related to the Company’s e-commerce business, decreased commission expenses in line with the decrease of revenues and decreased salary and bonus as a result of headcount change.

Loss from operations was $29.3 million, compared to income from operations of $26.8 million for the same quarter of 2016. Non-GAAP loss from operations was $24.9 million, compared to non-GAAP income from operations of $33.6 million for the same quarter of 2016.

Net loss was $23.4 million, compared to net income of $17.2 million for the same quarter of 2016. Non-GAAP net loss was $19.5 million, compared to non-GAAP net income of $23.2 million for the same quarter of 2016.

Net loss attributable to Leju shareholders was $23.1 million, or $0.17 loss per diluted ADS, compared to net income attributable to Leju shareholders of $17.1 million, or $0.13 per diluted ADS, for the same quarter of 2016. Non-GAAP net loss attributable to Leju shareholders was $19.2 million, or $0.14 loss per diluted ADS, compared to non-GAAP net income attributable to Leju shareholders of $23.1 million, or $0.17 per diluted ADS, for the same quarter of 2016.

First Nine Months 2017 Results

Total revenues were $256.2 million, a decrease of 44% from $454.6 million for the same period of 2016 as a result of restrictions placed by local governments.

Revenues from e-commerce services were $163.6 million, a decrease of 53% from $348.2 million for the same period of 2016, primarily due to decreases in both the number of discount coupons redeemed and in the average price per discount coupon.

Revenues from online advertising services were $80.5 million, a decrease of 10% from $89.8 million for the same period of 2016, primarily due to a decrease in property developers’ online advertising demand.

Revenues from listing services were $12.0 million, a decrease of 28% from $16.7 million for the same period of 2016, primarily due to a decrease in secondary home sales.

Cost of revenues was $54.4 million, an increase of 25% from $43.5 million for the same period of 2016, primarily due to increased cost of advertising resources purchased, partially offset by decreased staffing cost of the editorial department as a result of headcount change.

Selling, general and administrative expenses were $322.0 million, a decrease of 18% from $390.4 million for the same period of 2016, primarily due to decreased marketing expenses related to the Company’s e-commerce business and decreased commission expenses in line with the decrease of revenues.

Goodwill impairment charge was $41.2 million. Since changes in market environment continued to have a negative impact on the Company’s operating conditions and business outlook, an impairment loss of goodwill of $41.2 million was recognized based on the impairment assessment review.

Loss from operations was $158.6 million, compared to income from operations of $23.0 million for the same period of 2016. Non-GAAP loss from operations was $104.1 million, compared to non-GAAP income from operations of $42.7 million for the same period of 2016.

Net loss was $139.6 million, compared to net income of $14.8 million for the same period of 2016. Non-GAAP net loss was $86.7 million, compared to non-GAAP net income of $32.1 million for the same period of 2016.

Net loss attributable to Leju shareholders was $138.6 million, or $1.02 loss per diluted ADS, compared to net income attributable to Leju shareholders of $15.7 million, or $0.12 per diluted ADS, for the same period of 2016. Non-GAAP net loss attributable to Leju shareholders was $85.7 million, or $0.63 loss per diluted ADS, compared to non-GAAP net income attributable to Leju shareholders of $33.0 million, or $0.24 per diluted ADS, for the same period of 2016.

Cash Flow

As of September 30, 2017, the Company’s cash and cash equivalents balance was $209.0 million.

Third quarter 2017 net cash provided by operating activities was $18.2 million, mainly attributable to an increase in other current liabilities of 30.5 million, and an increase in advances from customers and deferred revenue of $8.6 million, partially offset by non-GAAP net loss of $19.5 million. Net cash used in investing activities was $6.0 million, mainly due to the payment of $5.9 million for the acquisition of a live broadcasting APP and all of its related software copyrights, trademarks and personnel.

Business Outlook

The Company estimates that its total revenues for the fourth quarter of 2017 will be approximately $90 million to $100 million, which would represent a decrease of approximately 5% to 14% from $104.9 million in the same quarter in 2016. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Leju to Hold Annual General Meeting on December 22, 2017

Leju announced that it will hold its annual general meeting of shareholders (the “AGM”) at Room 1120, 11/F, Yinli Building, No. 383 Guangyan Road, Shanghai, the People’s Republic of China on December 22, 2017 at 10:00AM (local time). No proposal will be submitted to shareholders for approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and holders of the Company’s ADSs to discuss Company affairs with management.

Holders of record of the Company’s ordinary shares at the close of business on December 1, 2017 (Eastern Standard Time) are entitled to receive notice of and attend the annual general meeting or any adjournment or postponement thereof. Holders of the Company’s ADSs are welcome to attend the AGM in person.

The notice of the annual general meeting is available on the Company’s website at http://ir.leju.com.

Conference Call Information

Leju’s management will host an earnings conference call on November 28, 2017 at 7 a.m. U.S. Eastern Time (8 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S./International:	+1-323-794-2093
Hong Kong:	+852-3008-1527
Mainland China:	+400-120-9101

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “Leju earnings call.”

A replay of the conference call may be accessed by phone at the following number until December 5, 2017:

U.S./International:	+1-888-203-1112
Hong Kong:	+ 800-901-108
Mainland China:	+ 400-120-1651
Passcode: 9793448

Additionally, a live and archived webcast will be available at http://ir.leju.com.

About Leju

Leju Holdings Limited (“Leju”) (NYSE: LEJU) is a leading online-to-offline, or O2O, real estate services provider in China, offering real estate e-commerce, online advertising and online listing services. Leju’s integrated online platform comprises various mobile applications along with local websites covering more than 370 cities, enhanced by complementary offline services to facilitate residential property transactions. In addition to the Company’s own websites, Leju operates the real estate and home furnishing websites of SINA Corporation, and maintains a strategic partnership with Tencent Holdings Limited. For more information about Leju, please visit http://ir.leju.com.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Leju may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Leju’s beliefs and expectations, are forward-looking statements that involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements. Such factors include, but are not limited to, fluctuations in China’s real estate market; the highly regulated nature of, and government measures affecting, the real estate and internet industries in China; Leju’s ability to compete successfully against current and future competitors; its ability to continue to develop and expand its content, service offerings and features, and to develop or incorporate the technologies that support them; its limited operating history and lack of experience as a stand-alone public company, given its carve-out from E-House and prior reliance on E-House for various corporate services; its reliance on SINA and others with which it has developed, or may develop in the future, strategic partnerships; substantial revenue contribution from a limited number of real estate markets; complexities resulting from its ongoing relationships with E-House, due to E-House’s principal shareholding interest in Leju; and relevant government policies and regulations relating to the corporate structure, business and industry of Leju. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Leju’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Leju uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to Leju shareholders, (4) net income (loss) attributable to Leju shareholders per basic ADS, and (5) net income (loss) attributable to Leju shareholders per diluted ADS, each of which excludes share-based compensation expense, amortization of intangible assets resulting from business acquisitions and goodwill impairment. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Leju believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expense, amortization of intangible assets resulting from business acquisitions, and goodwill impairment which may not be indicative of Leju’s operating performance. These non-GAAP financial measures also facilitate management’s internal comparisons to Leju’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation expense and amortization of intangible assets resulting from business acquisitions may continue to exist in Leju’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables provide more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.

For investor and media inquiries please contact:

Ms. Annie Huang

Leju Holdings Limited

Phone: +86 (10) 5895-1062

E-mail: ir@leju.com

Philip Lisio

Foote Group

Phone: +86 135-0116-6560

E-mail: phil@thefootegroup.com

LEJU HOLDINGS LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	December 31,	September 30,
	2016	2017
ASSETS
Current assets
Cash and cash equivalents	274,338	208,957
Accounts receivable, net	71,390	77,689
Marketable securities	2,181	2,384
Prepaid expenses and other current assets	12,756	8,862
Customer deposits	39,702	32,528
Amounts due from related parties	6,019	2,812
Total current assets	406,386	333,232
Property and equipment, net	7,923	12,373
Intangible assets, net	78,374	74,054
Investment in affiliates	409	236
Goodwill	39,018	—
Deferred tax assets	41,698	43,584
Other non-current assets	2,059	2,292
Total assets	575,867	465,771

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	1,574	683
Accrued payroll and welfare expenses	41,728	35,130
Income tax payable	66,148	40,340
Other tax payable	16,678	12,227
Amounts due to related parties	1,581	5,342
Advance from customers and deferred revenue	5,058	15,165
Accrued marketing and advertising expenses	9,355	21,143
Other current liabilities	8,516	38,889
Total current liabilities	150,638	168,919
Deferred tax liabilities	18,869	21,080
Total liabilities	169,507	189,999

Equity
Ordinary shares ($0.001 par value): 1,000,000,000 shares authorized, 135,503,958 and 135,763,962 shares issued and outstanding, as of December 31, 2016 and September 30, 2017, respectively	136	136
Additional paid-in capital	785,019	788,416
Accumulated deficit	(354,365)	(493,012)
Accumulated other comprehensive income	(22,321)	(16,622)
Total Leju equity	408,469	278,918
Non-controlling interests	(2,109)	(3,146)
Total equity	406,360	275,772
TOTAL LIABILITIES AND EQUITY	575,867	465,771

LEJU HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share data and per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2017	2016	2017

Revenues
E-commerce	143,845	61,809	348,152	163,619
Online advertising services	33,555	29,963	89,769	80,516
Listing services	5,902	3,395	16,692	12,029
Total revenues	183,302	95,167	454,613	256,164
Cost of revenues	(15,229)	(21,144)	(43,465)	(54,437)
Selling, general and administrative expenses	(142,769)	(103,531)	(390,379)	(321,983)
Goodwill impairment charge	—	—	—	(41,223)
Other operating income	1,464	159	2,274	2,901
Income (loss) from operations	26,768	(29,349)	23,043	(158,578)
Investment income (loss)	1	—	(189)	—
Interest income	373	411	925	988
Other income (expenses), net	62	(316)	563	(623)
Income (loss) before taxes and equity in affiliates	27,204	(29,254)	24,342	(158,213)
Income tax benefits (expenses)	(9,923)	5,893	(9,342)	18,818
Income (loss) before equity in affiliates	17,281	(23,361)	15,000	(139,395)
Loss from equity in affiliates	(80)	(56)	(216)	(188)
Net income (loss)	17,201	(23,417)	14,784	(139,583)
Less: net income (loss) attributable to non-controlling interests	102	(294)	(879)	(984)
Net income (loss) attributable to Leju shareholders	17,099	(23,123)	15,663	(138,599)

Earnings (loss) per share:
Basic	0.13	(0.17)	0.12	(1.02)
Diluted	0.13	(0.17)	0.12	(1.02)
Shares used in computation:
Basic	135,278,105	135,763,962	135,171,280	135,689,813
Diluted	135,430,377	135,763,962	135,279,590	135,689,813

Note 1	The conversion of Renminbi (“RMB”) amounts into USD amounts is based on the rate of USD1 = RMB6.6369 on September 30, 2017 and USD1 = RMB6.7836 for the nine months ended September 30, 2017

LEJU HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2017	2016	2017

Net income (loss)	17,201	(23,417)	14,784	(139,583)
Other comprehensive income (loss), net of tax of nil
Foreign currency translation adjustment	(1,742)	1,353	(5,527)	5,621

Comprehensive income (loss)	15,459	(22,064)	9,257	(133,962)

Less: Comprehensive income (loss) attributable to non-controlling interest	105	(333)	(875)	(1,062)

Comprehensive income (loss) attributable to Leju shareholders	15,354	(21,731)	10,132	(132,900)

LEJU HOLDINGS LIMITED

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands of U.S. dollars, except share data and per ADS data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2017	2016	2017
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP income (loss) from operations	26,768	(29,349)	23,043	(158,578)
Share-based compensation expense	3,700	976	10,427	3,374
Amortization of intangible assets resulting from business acquisitions	3,083	3,485	9,250	9,848
Goodwill impairment	—	—	—	41,223
Non-GAAP income (loss) from operations	33,551	(24,888)	42,720	(104,133)

GAAP net income (loss)	17,201	(23,417)	14,784	(139,583)
Share-based compensation expense (net of tax)	3,700	976	10,427	3,374
Amortization of intangible assets resulting from business acquisitions (net of tax)	2,312	2,911	6,937	8,278
Goodwill impairment (net of tax)	—	—	—	41,223
Non-GAAP net income (loss)	23,213	(19,530)	32,148	(86,708)

Net income (loss) attributable to Leju Shareholder	17,099	(23,123)	15,663	(138,599)
Share-based compensation expense (net of tax and non-controlling interests)	3,691	967	10,402	3,349
Amortization of intangible assets resulting from business acquisitions (net of tax and non-controlling interests)	2,312	2,911	6,937	8,278
Goodwill impairment (net of tax and non-controlling interests)	—	—	—	41,223
Non-GAAP net income (loss) attributable to Leju shareholders	23,102	(19,245)	33,002	(85,749)

GAAP net income (loss) per ADS — basic/diluted	0.13	(0.17)	0.12	(1.02)

Non-GAAP net income (loss) per ADS — basic/diluted	0.17	(0.14)	0.24	(0.63)

Shares used in calculating basic GAAP/non-GAAP net income (loss) attributable to shareholders per ADS	135,278,105	135,763,962	135,171,280	135,689,813

Shares used in calculating diluted GAAP/non-GAAP net income (loss) attributable to shareholders per ADS	135,430,377	135,763,962	135,279,590	135,689,813

LEJU HOLDINGS LIMITED

SELECTED OPERATING DATA

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2017	2016	2017

Operating data for e-commerce services
Number of discount coupons issued to prospective purchasers (number of transactions)	132,142	58,168	267,827	198,899
Number of discount coupons redeemed (number of transactions)	53,602	30,717	137,827	82,374